October 24, 2007
Mr. Daniel Morris
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	PACCAR Inc
Definitive 14A
Filed March 21, 2007
File No. 001-14817
Dear Mr. Morris:
Thank you for your letter of September 26, 2007 commenting on the Company’s 2007 proxy statement. This letter is in response to the comments as set forth in your letter. For convenience, each of the comments has been reproduced in italics. In future filings, the Company will comply with the applicable comments as discussed below.
Board Governance, page 6
1.	Please consider revising your disclosure regarding the functions performed by your standing committees to provide a more thorough summary of their respective roles and responsibilities.

In future filings, the Company will elaborate upon the disclosure by listing the major responsibilities of each committee as provided in each committee’s charter.
Compensation of Directors, page 7
2.	Disclose all assumptions made in the valuation of stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

In future filings, the Company will indicate in a footnote to the Stock Awards Column, that the fair value of restricted stock awards is determined based on the number of shares granted and the quoted price of the Company’s common stock on the grant date, and that compensation expense is recognized over the requisite service period, as defined in FAS 123(R). In addition, future filings will reference the applicable Note to the Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K.
P.O. Box 1518 Bellevue, Washington 98009 Telephone 425-468-7400
PACCAR Building     777-106th Avenue N.E.     Bellevue, Washington 98004     Facsimile 425-468-8228

Mr. Daniel Morris
October 24, 2007

Industry Compensation Comparison Groups, page 8
3.	The identity of the companies you rely upon for compensation benchmarking purposes is unclear. Your disclosure indicates that you rely upon information from Fortune 500 companies as well as a select group of peer companies. Please disclose the identity of the companies relied upon for benchmarking. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation and each benchmarked element of compensation in the most recently-ended fiscal year. This disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

In future filings, the Company will identify companies relied upon to benchmark compensation. In addition, in future filings the Company will discuss how it uses competitive compensation information. The disclosure will indicate that the Company does not use this data to “target” a specific peer group compensation level for any given executive and does not generally use quantitative data to approve pre-determined, formulaic compensation amounts. Rather, the Company uses competitive compensation information as a starting point for its decision making.
Elements of Total Compensation, page 9
4.	Throughout your Compensation Discussion & Analysis and as to each compensation element, please provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, your description of the operation of the annual incentive cash compensation program is vague. As another example, we note limited analysis on pages 9-10 of how your option and restricted stock awards were determined. Although your disclosure provides some general information relating to this form of compensation, please disclose how the committee makes actual payout determinations. Refer to Item 402(b)(2)(vii) of Regulation S-K. Please disclose the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

In future filings the Company will include an analysis of how it arrived at and why it paid each particular level and form of compensation. The Company notes that it provided material information on the 2006 goals and awards for annual and long-term compensation on pages 14 and 15 of the 2007 proxy statement under the heading “Narrative to Tables on Summary Compensation and Grants of Plan-Based Awards”. This disclosure covers both the annual incentive cash compensation program as well as the Company’s option and restricted stock awards, including factors affecting pay-out of the various awards. In future filings, the Company will

Mr. Daniel Morris
October 24, 2007

disclose with respect to base salaries, annual incentive cash compensation and long- term incentive compensation, why these forms of compensation are paid, the percentage of base salary used to determine each named executive officer’s target opportunity for the annual and long-term incentives and the material reasons for the Committee’s payout determinations.

5.	You indicate that the company restructured its compensation program in 2006. Please disclose in more detail why you restructured the program in the manner chosen, how the company determined the amount by which to increase the target award percentages, the amount of the increases, and the processes and reasoning that resulted in the creation in 2006 of the annual restricted stock and the restricted stock match programs in 2006.

The Company notes that pages 13 and 14 of the Company’s 2006 proxy statement include a detailed explanation of the 2006 changes and the Committee’s reasons for those changes under the heading “2005 Compensation Review and Proposed Changes for 2006.”

6.	You indicate that several elements of your compensation are linked to attainment of certain undisclosed company performance goals. Please disclose these quantitative and qualitative goals, and any other specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Three elements of the Company’s 2006 executive compensation program were linked to achievement of performance goals: the annual incentive cash compensation program, the Long Term Incentive Plan (LTIP) cash program and the LTIP annual restricted stock program. The 2006 goals for each program were disclosed on pages 14 and 15 of the Company’s 2007 proxy statement and are described in tabular form below.

Mr. Daniel Morris
October 24, 2007

					Long Term
					Incentive Plan
			Long Term Incentive Plan		(Annual
Annual Incentive Cash			(Cash)		Restricted
Compensation Program			2006-2008 Cycle		Stock)
		Goal as		Goal as
		% of		% of
	Performance	Annual		LTIP	Performance
Executive	Goals	Award	Performance Goals	Award	Goal
M. C. Pigott	Corporate net profit	100%	Company performance measured by 3-year compound growth in net income, return on sales and return on capital as compared to “Peer Companies” (“Corporate Goal”)	100%	Return on sales 4%
M. A. Tembreull	Corporate net profit	100%	Corporate Goal	100%	Return on sales 4%
T. E. Plimpton	Corporate net profit	100%	Corporate Goal	100%	Return on sales 4%
J. G. Cardillo	Corporate net profit	40%	Corporate Goal	50%	Return on sales 4%
	Business unit profit	40%	Business unit profit	50%
	Business unit leadership	20%
K. R. Gangl	Corporate net profit	40%	Corporate Goal	50%	Return on sales 4%
	Business unit profit	40%	Business unit profit	25%
	Truck unit delivery	20%	Business unit growth	25%
The Company submits that it has disclosed all material information regarding the performance goal for the annual restricted stock program and the LTIP Corporate Goal for the 2006-2008 cycle (pages 10 and 14 of the 2007 proxy statement).

In addition, the Company submits that it has disclosed the qualitative business unit goals for which there is no target under the annual and long-term incentive programs (e.g., the business unit leadership goal). In future filings, the Company will disclose the factors the Committee considered in determining the payout on qualitative and business unit goals to the extent the items are material to the compensation of the named executive officer with respect to whom the goals apply or to the Company’s overall compensation program.

Mr. Daniel Morris
October 24, 2007

The Company submits that all targets for performance under the annual incentive cash compensation program and the business unit goals under the Long Term Incentive Plan (hereafter the “Confidential Targets”) constitute confidential commercial or financial information, as those terms are defined, and therefore the Company may properly withhold the Confidential Targets from public disclosure under the standards set forth in Exemption 4 of the Freedom of Information Act and Rule 406 of the Securities Act of 1933 as amended.[1] The Confidential Targets should be afforded confidential treatment for the reasons set forth below:

a. The Company has not publicly disclosed the Confidential Targets.

The Company has consistently treated all the Confidential Targets (its corporate net profit target and the business unit targets) as highly confidential information that has not been publicly disclosed, but rather has been kept confidential both inside and outside the Company. The Confidential Targets are provided only to executives on a “need to know” basis. The Company has not, for example, disclosed any of this information to analysts. As a result, the Company believes that the Confidential Targets may be withheld from disclosure if their disclosure would cause competitive harm to the Company.

b. The Company operates in intensely competitive industries.

As described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2006, filed with the Commission on February 26, 2007, the Company operates in the intensely competitive truck manufacturing and related financial services industry. The Company competes with several large truck manufacturing companies in the United States, Canada and Europe and competes in North America, Australia and Europe with companies that provide financing and leasing arrangements for manufactured trucks.

c. Disclosure of the Confidential Targets would cause competitive harm to the Company by providing its competitors with highly sensitive information regarding its business strategy.

Competition in the truck manufacturing and related financial services industry is based primarily on quality, price and service. Success in these fields requires significant outlays of capital and human effort, as well as innovation and originality. The Company establishes the Confidential Targets to achieve these elusive goals. The Company believes that disclosure of the Confidential Targets would cause competitive harm to the Company by providing its competitors with highly sensitive information regarding its pricing, future goals and business strategy. Disclosure of the Confidential Targets creates a significant impediment because it provides non-public or foreign competitors, who are not required to disclose their targets, key knowledge of the Company’s business goals and future plans.

Quantitative targets. Disclosure of the quantitative Confidential Targets (corporate net profit, business unit profits, and truck delivery targets) would allow the Company’s competitors to understand the financial performance goals of the Company. Competitors could utilize this knowledge to set their own internal financial

Mr. Daniel Morris
October 24, 2007

performance goals with a view towards besting the financial performance of the Company in the eyes of the financial markets. For example, competitors may use information regarding the business unit profit and business unit growth goals to target specific market segments and undercut Company pricing.

Long-term targets. The competitive harm is of special concern with respect to the business unit goals for the 2006-2008 Long-Term Incentive Plan because disclosure of these Confidential Targets would allow competitors and financial markets an opportunity to learn company strategy, plans, and specific profit goals for individual business segments that are not publicly reported on a segment basis, during a pending three-year cycle and would permit competitors to adjust their resources and strategy to the competitive detriment of the Company.

d. Disclosure of the Confidential Targets would cause competitive harm to the Company by hindering its ability to retain highly qualified executives.

The Company’s competitive success relies to a significant degree on its ability to attract and retain highly qualified executives. Competition for qualified executives in a specialized industry such as the truck manufacturing and related financing industry is intense. There are only a limited number of qualified persons who have significant experience in these industries. We believe our competitors actively recruit our executives and that we are constantly at risk of losing key executives to our competitors. These executives are essential to our competitive success and could only be replaced at great expense of time and money. Disclosure of the Confidential Targets would greatly facilitate our competitors’ attempts to hire our executives, by allowing them insight into the individual’s performance goals, to assess the likelihood of achievement, and to “outbid” the Company’s compensation packages. We note that the court in National Parks and Conservation Association v. Kleppe, 547 F. 2d 673 (D.C. Cir. 1976), which case the Staff cited in its guidance on Item 402, found persuasive the risk of “personnel raiding” as a factor in determining that the disclosure of commercial information would cause competitive harm (Id. at 684).

For the foregoing reasons, the Company maintains its position that the Confidential Targets identified above are confidential information which, if disclosed, could create significant competitive harm.

e. The Confidential Targets are intended to reward excellent performance.

As disclosed in the Company’s 2007 proxy statement, the cash incentive programs are structured to provide a payout of each goal if achievement is between 70% and 140% of the target level. For quantitative goals, the target is set at a level intended to reward excellent performance and to provide a challenging yet attainable goal. For example, with respect to the 2006 corporate net profit goal under the annual incentive cash compensation program, achievement of specified levels of net income corresponded to specified pay-out levels — with achievement of targeted net income yielding payment at the 100% level. The target level represents an amount of net income that the Committee determines is attainable with excellent performance under expected economic conditions. Payouts above the target level correspond to projected levels of net income that may be reached with extraordinary performance. Targets

Mr. Daniel Morris
October 24, 2007

for other quantitative business unit goals are similarly structured.

In six of the past seven years, the named executive officers exceeded the corporate net profit target and during that period, the Company more than tripled its net income as indicated below. The fact that the Company exceeded the target and attained higher levels of net income each year for six years indicates superior and extraordinary performance that the Committee recognized and rewarded in accordance with the predetermined payout formula.

Fiscal Year	2000	2001	2002	2003	2004	2005	2006

Reported Net Income (in millions)	$441.8	$173.6	$372.0	$526.5	$906.8	$1,133.2	$1,496.0

Percent of Corporate Net Profit Target Achieved (as reported in proxy statement)	<100	>100	>100	>100	>100	>100	>140
7.	You provide limited discussion and analysis of the effect of individual performance on the different elements of compensation (such as base salary and short-term and long-term incentive compensation) despite disclosure suggesting it is a significant factor considered by the committee. Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

In future filings, the Company will include a disclosure of any material effect individual performance had on the Committee’s determination of base salary and performance-based compensation. When determining incentive compensation awards, the Committee believes that relative corporate and business unit performance are generally more significant metrics than individual performance. The Committee may, however, decrease an incentive compensation award if an executive’s performance differs significantly from Company or business unit performance.

8.	For each element of compensation, please revise the relevant disclosure to more fully address the compensation committee’s discretion to adjust compensation. For instance, if the company fails to meet performance targets may the committee, in its discretion, still choose to award equity or bonuses? Alternatively, when objective performance criteria are satisfied what discretion does the compensation committee and board of directors have to limit or increase incentive awards? Refer to Item 402(b)(2)(vi) of Regulation S-K.

Mr. Daniel Morris
October 24, 2007

The Company’s two shareholder-approved plans, the Long-Term Incentive Plan and the Senior Executive Yearly Incentive Compensation Plan, provide the Compensation Committee with broad discretion to reduce compensation awarded under those plans, including restricted stock and cash awards. The Company’s future filings will clearly describe this discretion and will disclose whether the awards approved under each plan are consistent with goal achievement or whether the Committee exercised discretion to make any material adjustments.
Summary Compensation Table, page 12
9.	As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation of Mr. Pigott differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please disclose on an individualized basis.

In future filings, the Compensation Discussion and Analysis will discuss material differences in compensation policies or decisions with respect to individual named executive officers and will include a discussion of the Committee’s reasons for compensation of the chief executive officer.

The compensation philosophy, policies, benchmark data and analysis of that data are applied in the same manner for Mr. Pigott as they are for the other named executive officers. Mr. Pigott is the chairman and chief executive officer of the Company and has held that position since 1997. He is the only officer with overall responsibility for all corporate functions and the Company has had superior performance under his leadership.
Outstanding Equity Awards at Fiscal Year End, page 16
10.	As indicated in Instruction 2 to Item 402(f)(2) of Regulation S-K, please disclose by footnote to the applicable column the vesting dates of options, shares of stock and equity incentive plan awards held at fiscal-year end.

In future filings, the vesting date of all options and stock awards will be included in a footnote to Column (f) (Option expiration date).
Potential Payments Upon Termination, page 19
11.	You indicate that named executives terminated without cause retain vested stock options, deferred compensation and supplemental retirement plan benefits. The table seems to suggest that no compensation will be received upon termination without cause. Please revise the line item entitled “Termination Without Cause” accordingly.

The narrative preceding the table identifying potential payments upon termination states that the payments shown in the table are in addition to deferred compensation and supplemental retirement benefits. In future filings, the applicable disclosure will make clear that executives terminated without cause retain vested benefits such as deferred compensation, supplemental retirement and vested options.

Mr. Daniel Morris
October 24, 2007

12.	Where appropriate, please disclose how the appropriate payment and benefit levels are determined for purposes of termination and severance packages. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also disclose in the Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

As stated on pages 11 and 19, the Company has no agreement to pay any named executive officer severance upon termination or a change-in-control. In future filings, the Compensation Discussion & Analysis will include the Company’s rationale for why certain plan benefits are authorized or forfeited under the various termination scenarios. The Company believes that the benefits described in this section help it to attract and retain its executive officers by providing additional financial security in the event of certain qualifying terminations of employment and/or in the event of a change of control of the Company. The fact that the Company provides these benefits does not materially affect other decisions that the Company makes regarding compensation.
Compensation Committee Report, page 21
13.	Please relocate to the Compensation Discussion & Analysis, your discussion of the functions performed by your compensation consultant. In addition, please address the nature and scope of the consultant’s assignment and any other material elements of the consultant’s functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

In future filings, all disclosure required on the nature and scope of compensation consultant assignments will be relocated to the Compensation Discussion and Analysis. In addition, the revised disclosure will provide greater clarity on the scope and nature of the material duties assigned to compensation consultants and other material elements of its functions.
Nominating and Governance Committee Report, page 24
14.	Please relocate to the body of the proxy statement, your discussion regarding your procedures related to director nominations. In addition, please provide a summary of the procedural and substantive requirements for director recommendations submitted by shareholders. Refer to Item 407(c)(2) of Regulation S-K.

In future filings the discussion of the procedures related to director nominations, including those by shareholders, will be relocated to the section entitled Board Governance.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Daniel Morris
October 24, 2007

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ David C. Anderson
David C. Anderson
Vice President and General Counsel

[1]	Item 6. Statutory Provisions and Legal Authority for Confidential Treatment
Instruction 4 to Item 402(b) of Regulation S-K provides that registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information the disclosure of which would result in competitive harm for the registrant. Instruction 4 to Item 402(b) further provides that a registrant should use the standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2 when determining whether disclosure would result in competitive harm to the registrant. Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder set forth the applicable standards. To the extent that a target level has been disclosed publicly a registrant cannot withhold disclosing the information.
The test set forth in Exemption 4 has two principal parts. First, in order for the exemption to be available, information for which confidential treatment is sought must constitute “trade secrets” and/or “commercial or financial information,” with the terms “commercial” and “financial” being construed by courts to have their ordinary meanings. See, e.g., Nat’l Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974). Examples of items generally regarded as commercial or financial information include: business sales statistics, technical designs, customer and supplier lists and information on financial condition. See Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986).
Second, the information must be “privileged” or “confidential,” with the term “confidential” being interpreted by courts in accordance with uniform criteria. Under such criteria, commercial or financial information will be deemed “confidential” if disclosure thereof would be likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.” Nat’l Parks and Conservation Ass’n. v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974); see also Critical Mass Energy Report v. Nuclear Regulatory Comm’n., 975 F.2d 871 (D.C. Cir. 1992); McDonnell Douglas Corp. v. National Aeronautics & Space Admin., 180 F.3d 303, 306-07 (D.C. Cir. 1999) (court found that where information “would be to the competitor’s advantage . . . it follows that appellant will be competitively harmed by that disclosure,” and held such information to be confidential). Courts have been clear that it is not necessary to show actual competitive harm; actual competition and the likelihood of competitive harm is sufficient. See, Gulf and Western Indus., Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979).